

Mail Stop 3561

May 25, 2018

Via E-mail
Mr. Bosco Chiu
Chief Financial Officer
Herbalife Nutrition Ltd.
P.O. Box 309GT
Ugland House, South Church St.
Grand Cayman, Cayman Islands

**Re: Herbalife Nutrition Ltd.
Form 10-K for the Year Ended December 31, 2017
Response dated May 10, 2018
File No. 001-32381**

Dear Mr. Chiu:

We have reviewed your May 10, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 1, 2018 letter.

Form 10-K for the Year Ended December 31, 2017

Item 1. Business
Member Base, page 8

1. We note your response to comment 1. Please disclose the total membership, including members for China, and your "preferred members" and "distributors" for the fiscal year ended December 31, 2017. Alternatively, please provide a detailed analysis as to how you determined this information is not material.

You may contact Michael Killoy at (202) 551-7576 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel, and Mining